PROSPECTUS

Filed Pursuant to Rule 424(B)(2)
Registration No. 333-120725

675,607 Shares

USA Mobility, Inc.

Common Stock

     This prospectus relates to the public offering, which is not being underwritten, of up to 675,607 shares of our common stock on behalf of the selling stockholder identified in this prospectus.

     The prices at which the selling stockholder may sell the shares of common stock will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

     Our common stock is listed on the Nasdaq National Market under the symbol “USMO.” On December 2, 2004, the closing price for our common stock was $36.79 per share.

     Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 2.

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is December 7, 2004.

Table of Contents

COMPANY OVERVIEW	1
RISK FACTORS	2
Risks Related to our Business and Industry	2
Risks Related to the Merger of Metrocall and Arch	3
Risks Related to this Offering	6
FORWARD-LOOKING STATEMENTS	7
USE OF PROCEEDS	7
DETERMINATION OF OFFERING PRICE	7
SELLING SHAREHOLDERS	7
PLAN OF DISTRIBUTION	8
DESCRIPTION OF OUR CAPITAL STOCK	10
WHERE YOU CAN FIND MORE INFORMATION	13
LEGAL MATTERS	15
EXPERTS	15

     You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. This prospectus is not an offer to sell nor is it seeking an offer to buy the shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of the shares.

COMPANY OVERVIEW

     As a result of the recent merger of Metrocall Holdings, Inc. and Arch Wireless, Inc. consummated on November 16, 2004, Metrocall and Arch each became a wholly owned subsidiary of USA Mobility. Our principal executive offices are located at 6677 Richmond Highway, Alexandria, Virginia, 22306. Our telephone number is (703) 718-6600.

     We are a leading mobile information company providing wireless messaging and other wireless products and services to business and individual subscribers. We offer a full range of wireless messaging products and services, including one and two-way messaging services and mobile data solutions, in all 50 states, the District of Columbia, Puerto Rico, Canada, Mexico and the Caribbean. In addition to our reliable one-way network, our two-way networks have the largest high-powered terrestrial ReFLEX™ footprints in the United States. Our one and two-way networks provide coverage in Canada, Mexico and the Caribbean, and coverage through roaming partners in Central and South America. We are the preferred ReFLEX™ wireless data network provider for many of the largest telecommunication companies in the United States that source virtual network services from us and resell under their own brand names. In addition to one and two-way messaging, we offer wireless e-mail solutions, as well as mobile voice and data services through AT&T Wireless, Cingular and Nextel. We also offer Integrated Resource Management Systems with wireless connectivity solutions for medical, business, government and other campus environments. We promote our services through a nationwide sales force and through resellers domestically and internationally. For additional information on us, please refer to the information described in “Where You Can Find More Information” beginning on page 13 of this prospectus, including our filings and the filings of Metrocall and Arch with the Securities and Exchange Commission that are incorporated by reference into this prospectus.

RISK FACTORS

     In addition to the other information contained in or incorporated herein by reference, you should carefully consider the risks described below before making an investment decision. The risks described in this section are the ones we consider to be material to your decision whether to invest in our common stock. If any of the following risks occur, our business, financial condition, prospects or results of operations could be materially harmed. Accordingly, we have separated the risk factors into three sections, grouped as follows:

•	Risks Related to Our Business and Industry;

•	Risks Related to the Merger of Metrocall and Arch; and

•	Risks Related to this Offering.

Risks Related to Our Business and Industry

Continued decline in our number of one and two-way messaging units in service will result in decreased revenues that may not be offset by corresponding reductions in our operating expenses.

     Between 1999 and 2003, industry publications reported a decrease in the number of one-way messaging units in service from over 40 million in 1999 to approximately 12 million in 2003. In 2002, Metrocall and Arch together experienced declines in one-way messaging of approximately 4.6 million units or 34.3%. Metrocall and Arch together experienced further declines in one-way messaging of approximately 1.6 million units or 17.6% in 2003. In 2002, Metrocall and Arch together experienced declines in two-way messaging of approximately 8,300 units or 1.5%. In 2003, Metrocall and Arch together experienced further declines in two-way messaging of approximately 91,300 units or 16.4%, excluding units Metrocall acquired from WebLink in 2003. In the nine months ended September 30, 2004, Metrocall and Arch experienced declines in one and two-way messaging units in service of approximately 1.2 million units or 17.2% and 0.1 million units or 11.7%, respectively, from December 31, 2003.

     As a result of the decline in the number of units in service, Metrocall and Arch together experienced a reduction in annual revenues from approximately $1.3 billion in 1999 to approximately $934 million in 2003, a decline of 25.4% over that period. In the nine months ended September 30, 2004, Metrocall, excluding revenues associated with the assets acquired from WebLink in 2003, and Arch together experienced declines in revenues of approximately $151.8 million or 21.3% when compared with their collective revenues of approximately $712.2 million for the nine months ended September 30, 2003.

     We may experience similar or greater rates of decline in the number of one and two-way messaging units in service. Further, marketing and other expenses associated with adding subscriptions in our efforts to replace lost subscribers are high and would adversely affect our cash flow in the short term if these replacement efforts are successful and our business and operations in the longer term if they are not successful.

     In order to continue to generate net cash from operating activities, given the anticipated decreases in revenues described above, reductions in operating expenses have been, and will continue to be, necessary. Because there are recurring fixed costs necessary to operate one and two-way messaging networks, in the event there is only one such network in a particular market, subscriber cancellations would not be fully offset by expense reductions and, in such case, would adversely impact our cash flows. Furthermore, our efforts to consolidate the number of transmitter locations could lead to further unit cancellations because some subscribers may experience a reduction in, or possible disruptions of, service.

     We will be dependent on positive cash flows from operating activities as our principal source of liquidity. If the anticipated reductions in operating expenses are not realized, or if our revenues decline at a more rapid rate than expected and that decline cannot be offset with additional expense reductions, cash flows provided by operating activities would be adversely affected. If we are not able to achieve anticipated levels of cash flows from operating activities, we may be required to reduce desired capital expenditures, which could lead to reductions in, or possible disruptions of, service and result in higher losses of units in service.

     The decreased demand for one and two-way messaging services could result in adverse fluctuations in revenues and operating expenses. These fluctuations, if material, could have a significant impact on our cash flows and operating results, which could impair the value of our common stock.

     Finally, the downward trend in the messaging business of Metrocall and Arch may make it difficult for us to retain and attract qualified employees and management, which could have a material adverse effect on our future operating results, financial position and cash flows.

Our wireless service competitors have competitive service offerings and advantages in financial resources and brand recognition, which have reduced our market share and revenues and increased our expenses. If such competitors were to target our subscribers, such reduction in our market share and revenues and increase in our expenses could be exacerbated by significantly reducing the pricing of our competitive offerings.

     We face intense competition for subscribers not only from other providers of one and two-way messaging services such as Skytel, Inc. and Verizon Wireless Messaging LLC, but also from larger mobile telephone carriers such as Cingular Wireless, Nextel, Sprint PCS, T-Mobile, Verizon Wireless and others who have or are developing messaging services that perform comparable functions to services that are offered by us. Our subscribers comprise less than 5% of the subscribers of messaging services similar or superior to that offered by us and services performing comparable functions to those messaging services. For example, cellular carriers and traditional telephone companies have developed and commenced the installation of micro-cells and wireless networks in hospitals, resulting in a decrease in the number of our units in service in that market segment. In addition, providers of e-mail and wireless data services available through personal digital assistants (PDAs), such as Motient Corporation, have also developed two-way messaging devices that compete with messaging services offered by us.

     Many of our competitors have longer operating histories and better brand recognition than USA Mobility, Metrocall or Arch. Several of these competitors are large, diversified telecommunications companies that serve several markets and possess financial, technical and other resources significantly greater than us. Further advances in technology financed in part by these competitors could lower the prices of their services or products to levels at which our pricing for our services and products would cease to be attractive. These competitors may use their competitive advantages to target our subscribers which could result in our loss of existing or future subscribers, loss of revenues and increased expenses to stay competitive. Our loss of revenues and increased expenses would materially adversely affect the value of our common stock.

Changes in the regulations that govern our business might increase competition or make it more difficult or costly to operate our business or comply with such changes.

     The FCC has broad authority to promulgate and enforce regulations that could adversely affect our business. For example, periodic FCC auctions of new wireless licenses, or future FCC regulations which may make new spectrum available for wireless services, may increase competition by allowing more providers to enter the wireless market at relatively modest costs. In January 2004, the FCC also established new spectrum lease rules, which will provide companies greater flexibility to lease airtime from FCC licensee holders and increase the level of competition to which we are subject. Other initiatives currently being considered, such as rules for “smart” radio receivers or new means of calculating acceptable levels of interference, if adopted, could increase unlicensed wireless operations and competition in the market.

     Although Congress has generally pre-empted the rights of states to regulate market entry and the rates charged by commercial mobile radio service, or “CMRS,” providers like us, states retain the ability to regulate “other terms and conditions” of CMRS services. Therefore, we remain subject to state consumer protection, “health and safety” and similar laws, as well as local zoning ordinances affecting our tower sites. Additionally, state public utility commissions have the authority to approve our interconnection agreements with local telephone carriers.

     These changes and any other changes to the laws, rules and regulations to which we are subject may result in further competition in the already highly competitive wireless telecommunications industry and make it more difficult or costly to operate our business.

If we are unable to retain key management personnel, we might not be able to find suitable replacements on a timely basis or at all and our business could be disrupted.

     Our success depends heavily on the skills, experience and judgment of our Chief Executive Officer, Vincent D. Kelly. We do not presently carry “key man” life insurance on Mr. Kelly. If we were to lose the services of Mr. Kelly and were unable to find a suitable replacement for him on a timely basis or at all, it may result in the loss of industry knowledge, experience and contacts critical to our business, and result in the disruption of our operations. Ultimately, the loss of Mr. Kelly could materially adversely affect our ability to successfully operate our business and integrate the operations of Metrocall and Arch, which could have a material adverse effect on our business and results of operations.

Risks Related to the Merger of Metrocall and Arch

We may fail to successfully integrate the operations of Metrocall and Arch. As a result, we may not achieve the anticipated benefits of the merger.

     We face significant challenges in consolidating operations, integrating the two organizations and services in a timely and efficient manner and retaining key Metrocall and Arch executives and other personnel. Some of the key issues are managing the combined company’s networks, maintaining adequate focus on existing business and operations while working to integrate the two companies, managing the marketing and sales efforts of the combined companies, integrating Metrocall’s existing billing system into the Arch billing system and integrating other key redundant systems for the combined operations.

     The integration of Metrocall and Arch will require substantial attention from our management, particularly in light of the geographically dispersed operations and different business cultures and compensation structures at the two companies. The diversion of our management’s attention and any difficulties associated with integrating Metrocall and Arch operations could have a material adverse effect on our revenues, level of expenses and results of operations. Ultimately, the value of our common stock might be materially adversely affected.

Because the estimates of cost savings on and after completion of the merger are inherently uncertain, these cost savings may not be realized, which could materially adversely affect our cash flows, operations and stock value.

     The anticipated cost savings resulting from the combination of the businesses of Metrocall and Arch are based on a number of assumptions, including that we will be able to implement necessary cost saving programs such as headcount reductions, consolidation of geographically dispersed operations and elimination of duplicative administrative systems and programs within a projected period. In addition, the cost savings estimates assume that we will be able to realize merger efficiencies such as leverage in procuring messaging devices and other goods and services resulting from the increased size of the combined company. Failure to successfully implement cost saving programs or otherwise realize merger efficiencies could materially adversely affect our cash flows, our results of operations and, ultimately, the value of our common stock.

We have incurred and expect to incur in the future significant direct costs, severance expenses and costs of integrating the operations of Metrocall and Arch associated with the merger, which could have a material adverse effect on our cash flows.

     We have incurred and expect to incur in the future significant direct costs associated with the merger which are currently estimated to be approximately $27 million. Additionally, costs such as legal and accounting fees and expenses of Metrocall and Arch, some of the fees and expenses of financial advisors of Metrocall and Arch and regulatory filing fees, not included in the estimate of $27 million, have already been paid. In connection with the closing of the merger and following the closing, we have incurred and will incur significant severance expenses in connection with the termination of the employment of certain officers and employees of Metrocall and Arch. Further, there may be significant ongoing costs to us associated with integrating the operations of Metrocall and Arch. We will likely incur such costs as additional material expenses in the fourth quarter of 2004 and in subsequent quarters, which could have a material adverse effect on our cash flows and results of operations.

Changes in ownership of our stock could prevent us from using our consolidated tax assets to offset future taxable income, which would materially reduce our expected after-tax net income and cash flow from operations.

     Certain existing tax assets of Metrocall and Arch, consisting principally of tax basis in depreciable and amortizable assets, should be available to offset our future taxable income, thereby resulting in higher after-tax cash flow for us. These tax assets were reflected as net deferred tax assets in the aggregate amount of $219.6 million in Arch’s audited consolidated financial statements for the fiscal year ended December 31, 2003, and $213.6 million in its unaudited consolidated financial statements for the fiscal quarter ended September 30, 2004, which are incorporated herein by reference to Arch’s Annual Report on Form 10-K, for the fiscal year ended December 31, 2003, filed March 1, 2004, and Amendment No. 1 on Form 10-K/A, filed April 29, 2004, and Arch’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, filed October 28, 2004, respectively. For further information regarding Arch’s net deferred tax assets, please refer to note 7, Income Taxes, in the notes to Arch’s audited consolidated financial statements for the fiscal year ended December 31, 2003.

     If we, as successor to Arch, were to undergo an “ownership change” as defined in Section 382 of the Internal Revenue Code of 1986, as amended, also referred to as the “Internal Revenue Code,” or simply the “Code,” our use of these tax assets would be significantly restricted, which would reduce our after-tax net income and cash flow and, consequently, restrain our ability to fund our operations, pay down the indebtedness we incurred in connection with the merger, and pay dividends to our stockholders.

     Generally, such an ownership change would occur if the percentage of our stock owned by any combination of our “5% shareholders,” as defined in Section 382 of the Code, increased by an amount equal to 50% or more of the outstanding shares of Arch stock since Arch emerged from bankruptcy on May 29, 2002. As of the time of the merger, the cumulative percentage change was approximately 42.7%. Subsequent trading of our stock by our 5% shareholders will be counted in determining whether we, as successor to Arch, have undergone an ownership change in the future. Furthermore, beginning on May 29, 2005, the cumulative ownership change will be measured over the trailing three-year period.

These determinations are dependent on provisions of the tax law that are subject to varying legal and factual interpretations and on facts that are not precisely determinable at this time. In particular, the cumulative change in ownership may increase by reason of transactions in our common stock after the merger, which would increase the risk that the use of our tax assets would be limited.

We will not realize the full value of our substantial deferred tax assets unless we generate at least $531 million in taxable income and are entitled to use these tax assets. In the future, we may be required to record a valuation allowance against our deferred tax assets.

     We will need to generate at least $531 million in cumulative future taxable income to fully realize the deferred tax assets that are recorded on Arch’s books. Under current accounting rules, we will be required from time to time to consider all available positive and negative factors to determine whether it is more likely than not that some portion or all of those deferred tax assets will be realized in future periods, including estimated future taxable income and any restrictions on the use of the tax attributes that give rise to such tax assets. We expect to review our estimates and forecasts in relation to actual results and expected trends on an ongoing basis. Any failure to achieve, or changes in, those estimates and forecasts could result in the need to record a valuation allowance against some or all of the deferred tax assets. Any valuation allowance would adversely affect our results of operations and could have a material adverse effect on the value of our common stock.

The completion of the merger may accelerate payment obligations under Arch’s long-term incentive plan or give rise to claims for damages under agreements related to restricted stock of Arch previously issued to certain former senior Arch executives, which may adversely affect our cash flows and results of operations and the value of our common stock.

     Under documents governing Arch’s long-term incentive plan, a “change in control” of Arch would accelerate payment obligations to certain Arch employees participating in such plan. If the merger were to constitute a “change in control,” the total payment obligations triggered under the terms of documents governing such plan would be approximately $13.6 million in the aggregate as of the completion of the merger on November 16, 2004, based on an average closing price of $31.70 for Arch common stock over the preceding ten trading days. The total amount of these payment obligations of Arch would, if the merger were to be determined to constitute a “change in control,” be payable in full within thirty days after such determination.

     Under the documents purportedly governing Arch’s obligations with respect to the 184,230 shares of restricted stock of Arch issued to the three most senior executives of Arch, whose employment was terminated prior to the merger, a “change in control” resulting from the merger might give rise to claims for damages notwithstanding Arch’s repurchase of all restricted stock issued to those three executives prior to consummation of the merger.

     No payment under the long-term incentive plan or in respect of claims for damages on account of the 184,230 shares of restricted stock of Arch previously issued to those former Arch executives has been made, other than the nominal repurchase price paid to repurchase the shares, and we do not believe that any “change in control” of Arch occurred as a result of the merger with Metrocall. However, the three former Arch officers filed an arbitration claim against Arch and certain of its subsidiaries asserting that the merger constitutes a “change in control” under Arch’s long-term incentive plan. The arbitration claim filed by the three former senior executives of Arch also seeks damages relating to the 184,230 shares of Arch restricted stock previously issued to them that were repurchased by Arch prior to the merger at a nominal cost. If the claims made by the three former executive officers of Arch are successful or any other Arch employees make similar claims under the long-term incentive plan and are successful, Arch, as our subsidiary, would be required to make additional payments under Arch’s long-term incentive plan and/or the restricted stock agreements with the three former senior executive officers of Arch in accordance with any applicable rulings or settlements. Such additional payments could materially increase the costs and expenses associated with the merger and may adversely affect our cash flows and results of operations and the value of our common stock.

Risks Related to this Offering

There was no trading market for our common stock prior to the consummation of the merger. If an active trading market does not develop, it may be difficult for you to sell or buy shares of our common stock and the value of your shares may be materially adversely affected.

USA Mobility was recently formed by Metrocall to effect the merger and serve as the publicly traded parent company of Metrocall and Arch following consummation of the merger. As a consequence, there was no trading market for our common stock prior to the consummation of the merger. We cannot predict the extent to which a trading market for our common stock will develop, if at all, or how liquid any such trading market might become. As a result, it may be difficult for you to sell or buy shares of our common stock and the value of your shares may be materially adversely affected.

The price of our shares may experience volatility similar to that historically experienced by Metrocall and Arch and our stock price could decline substantially due to factors such as adverse changes in general market, economic or industry conditions, the actions of our competitors and the sale of common stock covered by this prospectus.

     The market price of Metrocall and Arch common stock, respectively, has historically experienced significant volatility and although it is difficult to predict, the market price of our common stock will likely experience similar or greater volatility than that historically experienced by Metrocall and Arch, respectively.

     Many factors may cause the market price for our common stock to decline following this offering, including:

•	periodic variations in the actual and anticipated financial results of our business or other companies in the wireless messaging industry;

•	downward revisions in securities analyst’s estimates;

•	material announcements by us or our competitors; and

•	adverse changes in general market conditions or economic trends.

     The market price for our common stock could also decline as a result of sales by our existing stockholders of a large number of shares of our common stock in the market after this offering or the perception that such sales may occur. Of the estimated 29,321,552 shares of our common stock that will be issued and outstanding or reserved for issuance following the completion of this offering:

•	675,607 of the shares offered under this prospectus generally will be freely tradable in the public market;

•	an additional 312,452 shares held and shares to be issued upon exercise of options held by current and former officers and directors of Metrocall and Arch may be sold pursuant to a reoffer prospectus relating to such shares forming part of our registration statement on Form S-8 which was filed and became effective on November 23, 2004; and

•	an additional 1,878,976 shares have been reserved for issuance under a new equity incentive plan that we adopted on November 15, 2004, which shares we anticipate will be freely tradable upon vesting and, in the case of any options for such shares, vesting and exercise of such options.

     The sale of all or any substantial portion of these shares at the same or substantially at the same time could result in a material decline in the market value of our common stock which might adversely impact our ability to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Transfer restrictions on our common stock could affect liquidity of our common stock and could interfere with our efforts to raise equity capital or with a change of control or acquisition transaction that our stockholders may favor.

     To help preserve our tax assets, our amended and restated certificate of incorporation contains substantial restrictions on the transfer of our common stock by or to 5% shareholders, as defined in Section 382 of the Code, or to persons who would become such 5% shareholders as a result of such transfer.

     These transfer restrictions on our common stock may not have the desired effect of preserving the use of certain of our consolidated tax attributes. However, the transfer restrictions may restrict our ability to raise equity capital or discourage, delay or prevent a merger, acquisition transaction or other change of control transaction that our stockholders may consider favorable.

Our board of directors is authorized to issue preferred stock in one or more series, which could decrease the amount of earnings and assets available for distribution to our common stockholders and adversely affect their voting rights.

     Our amended and restated certificate of incorporation authorizes our board of directors to issue from time to time and without stockholder action, one or more series of preferred stock, and to fix the relative rights and preferences of such preferred stock. The terms of any preferred stock we may issue such as dividend rights or the right to appoint one or more directors could reduce the amount of earnings and assets available for distribution to our common stockholders or otherwise adversely affect their other rights and powers, including voting rights. Moreover, any such issuance of preferred stock may make it more difficult or may discourage another party from acquiring us, even if such an acquisition would be beneficial to our common stockholders.

FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in any such forward-looking statements as a result of certain factors, including those set forth in “Risk Factors,” as well as those noted in the documents incorporated herein by reference. In connection with forward-looking statements that appear in these disclosures, investors should carefully review the factors set forth in this prospectus under “Risk Factors” and those documents incorporated herein by reference.

USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares offered by this prospectus. All proceeds from the sale of the shares offered hereby will be for the account of the selling stockholder, as described below. See “Selling Stockholder” and “Plan of Distribution.”

DETERMINATION OF OFFERING PRICE

     The selling stockholder may sell the shares offered by this prospectus from time to time on the Nasdaq National Market, or otherwise, at prices and terms then prevailing or at prices related to the then current market price, or in negotiated transactions. See “Selling Stockholder” and “Plan of Distribution.”

SELLING STOCKHOLDER

     On November 18, 2003, Metrocall agreed to purchase certain FCC licenses and operating assets related to the one-way paging and two-way messaging network infrastructure and services from WebLink Wireless, Inc. In exchange for these assets, Metrocall issued to WebLink Wireless I, L.P., also referred to as “WebLink,” one of WebLink Wireless Inc.’s subsidiaries, 500,000 shares of Metrocall common stock and two warrants to purchase an aggregate of up to 125,000 shares of Metrocall common stock. A warrant to purchase up to 25,000 shares of Metrocall common stock was immediately exercisable. A second warrant to purchase 100,000 shares of Metrocall common stock vested and became immediately exercisable on June 15, 2004. WebLink fully exercised both warrants on November 4, 2004, for an aggregate exercise price of $5,000,000 and as a result received a total of 125,000 shares of Metrocall common stock.

     In the merger of Metrocall and Arch consummated on November 16, 2004, WebLink received as part of the consideration payable under the merger 675,607 shares of our common stock in exchange for the shares of Metrocall common stock for which it did not receive cash.

     In connection with the WebLink acquisition, Metrocall entered into a registration rights agreement with WebLink pursuant to which, among other things, Metrocall agreed to register the shares of its common stock issued in the acquisition and the shares of common stock issuable upon exercise of the warrants and maintain the effectiveness of such registration. This registration statement was filed, and became effective on October 6, 2004. As a result of the recent merger between Metrocall and Arch consummated on November 16, 2004, we are required to file a registration statement to register the 675,607 shares of our common stock issued in exchange for the shares of Metrocall common stock for which WebLink did not receive cash. Accordingly, this prospectus covers all of the shares of our common stock issued to WebLink in the merger of Metrocall and Arch in exchange for Metrocall common stock issued to WebLink and Metrocall common stock issued to WebLink upon exercise of their warrants in connection with the WebLink acquisition.

     The following table sets forth certain information known to us with respect to the ownership of our common stock as of December 2, 2004, and as adjusted to reflect the sale of all of the shares of our common stock offered by the selling stockholder under this prospectus. The table sets forth information for each selling stockholder as follows:

(1)	The name of the selling stockholder;

(2)	The number of shares and the percentage of our common stock the selling stockholder beneficially owned as of December 2, 2004;

(3)	The number of shares of our common stock the selling stockholder may sell under this prospectus; and

(4)	Assuming the selling stockholder sells all of the shares of our common stock that it may sell under this prospectus, the number of shares and the percentage of our common stock the selling stockholder will beneficially own after completion of the offering.

     The number of our shares beneficially owned by the selling stockholder is determined under rules promulgated by the SEC, and it is not necessarily indicative of beneficial ownership for any other purpose. All information contained in the table below is based upon information provided to us by the selling stockholder and we have not independently verified this information.

     The selling stockholder may distribute its shares, from time to time, to partners, who may sell shares pursuant to this prospectus. The selling stockholder may also transfer shares owned by it by gift or transfer, and upon any such transfer the transferee could have the same right of sale as the selling stockholder.

	Shares Beneficially Owned Prior to Offering(1)(2)		Number of Shares Being	Shares Beneficially Owned After Offering(2)(3)
Name of Selling Stockholder	Number	Percent	Offered	Number	Percent
WebLink Wireless I, L.P.(4).	675,607	2.5%	675,607	0	0

(1)	As of December 2, 2004, WebLink Wireless I, L.P., was the direct owner of 675,607 shares of our common stock.

(2)	Based on 26,821,599 shares of our common stock issued and outstanding as of December 2, 2004.

(3)	We do not know when or in what amounts the selling stockholder may offer for sale the shares of common stock pursuant to this offering. The selling stockholder may sell the shares covered by this prospectus from time to time, and may also decide not to sell any or all of the shares it is allowed to sell under this prospectus. Because the selling stockholder may offer all or some of the shares of common stock pursuant to this offering, we cannot estimate the number of shares of common stock that the selling stockholder will hold after completion of the offering. For purposes of this table, we have assumed that the selling stockholder will have sold all of the shares covered by this prospectus upon the completion of the offering.

(4)	Based upon information provided by WebLink to us, WebLink Wireless, Inc. is a Delaware corporation and the general partner of WebLink Wireless I, L.P.; and Leucadia National Corporation (“Leucadia”) is a New York corporation that holds approximately 80.2% of the outstanding stock of WebLink Wireless, Inc. According to Amendment No. 11 to a Schedule 13D filed by Ian M. Cumming, Chairman of the Board of Directors of Leucadia, and Joseph S. Steinberg, a director and President of Leucadia, and information provided by Messrs. Cumming and Steinberg, approximately 25.9% of the common shares of Leucadia outstanding as of November 23, 2004 is beneficially owned (directly and through family members) by Mr. Cumming and Mr. Steinberg (excluding an additional 0.5% of the common shares of Leucadia beneficially owned by a trust for the benefit of Mr. Steinberg’s children, as to which Mr. Steinberg disclaims beneficial ownership). A private charitable foundation independently established by Mr. Cumming beneficially owns less than one percent of the outstanding common shares of Leucadia. Each of WebLink Wireless, Inc., Leucadia, Mr. Cumming and Mr. Steinberg may be deemed to share voting and dispositive power with respect to 675,607 shares of our common stock owned as of record by WebLink Wireless I, L.P., and therefore each of WebLink Wireless, Inc., Leucadia, Mr. Cumming and Mr. Steinberg may be deemed to be a beneficial owner of 675,607 shares of our common stock .

PLAN OF DISTRIBUTION

     We are registering 675,607 shares of our common stock held by the selling stockholder to permit secondary trading of such shares by the selling stockholder. As used in this prospectus, “selling stockholder” includes the selling stockholder named above and pledgees, donees, transferees or other successors-in-interest selling shares received from the named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus.

     We will bear all costs, expenses and fees in connection with the registration and sale of the shares covered by this prospectus, other than underwriting discounts and selling commissions. We will not receive any proceeds from the sale of the shares of our common stock covered hereby.

     The selling stockholder will bear all commissions and discounts, if any, attributable to sales of the shares. The selling stockholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

     The selling stockholder may sell the shares covered by this prospectus from time to time, and may also decide not to sell all of the shares they are allowed to sell under this prospectus. The selling stockholder will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling stockholder may effect sales by selling the shares directly to purchasers in individually negotiated transactions, or to or through broker-dealers, which may act as agents or principals. The selling stockholder may sell their shares at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at privately negotiated prices. Sales may be made by the selling stockholder in one or more types of transactions, which may include:

•	one or more block transactions, in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	ordinary brokerage transactions or transactions in which a broker solicits purchases;

•	on the Nasdaq National Market or on any other national securities exchange or quotation service on which our common stock may be listed or quoted at the time of the sale;

•	in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise;

•	through distributions to creditors and equity holders of the selling stockholder, or

•	any combination of the foregoing, or any other available means allowable under applicable law.

     Additionally, the selling stockholder may engage in hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In those transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with the selling stockholder. The selling stockholder also may sell shares short and redeliver shares to close out such short positions. The selling stockholder may also enter into option or other transactions with broker-dealers which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholder also may loan or pledge shares to a broker-dealer. The broker-dealer may sell the shares so loaned or pledged pursuant to this prospectus.

     The selling stockholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the selling stockholder or borrowed from the selling stockholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the selling stockholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholder. Broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares. In effecting sales, broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in the resales.

     In connection with sales of our common stock covered by this prospectus, the selling stockholder and any broker-dealers or agents and any other participating broker-dealers who execute sales for the selling stockholder may be deemed to be

“underwriters” within the meaning of the Securities Act. Accordingly, any profits realized by the selling stockholder and any compensation earned by such broker-dealers or agents may be deemed to be underwriting discounts and commissions. Because the selling stockholder may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholder will be subject to the prospectus delivery requirements of that act. We will make copies of this prospectus (as it may be amended or supplemented from time to time) available to the selling stockholder for the purpose of satisfying the prospectus delivery requirements. Pursuant to a registration rights agreement entered into by us and the selling stockholder, we and the selling stockholder have agreed to indemnify each other against certain liabilities arising under the Securities Act in connection with the registration of shares of common stock being offered by the selling stockholder.

     In addition, any shares of a selling stockholder covered by this prospectus which qualify for sale pursuant to Rule 144 and Rule 145 promulgated under the Securities Act may be sold in open market transactions in compliance with Rule 144 and Rule 145 rather than pursuant to this prospectus.

     The selling stockholder will be subject to applicable provisions of Regulation M of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares of our common stock by the selling stockholder. These restrictions may affect the marketability of such shares.

     In order to comply with applicable securities laws of some states, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available.

     To the extent necessary, we may amend or supplement this prospectus from time to time to describe a specific plan of distribution. We will file a supplement to this prospectus, if required, upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. The supplement will disclose the name of each such selling stockholder and of the participating broker-dealer(s); the number of shares involved; the price at which such shares were sold; the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; that such broker-dealer(s) did not conduct any investigation to verify the information contained in or incorporated by reference in this prospectus; and any other facts material to the transaction. We have agreed to keep this registration statement current and effective until the earlier of (i) the date on which the selling stockholder may immediately sell all of the shares covered by this prospectus without volume limitation restrictions pursuant to Rule 144(k) promulgated under the Securities Act or (ii) the date on which (A) the selling stockholder has sold all the shares covered by this prospectus, and no more shares are issuable pursuant to the warrants, and (B) none of the warrants are outstanding.

DESCRIPTION OF OUR CAPITAL STOCK

     This section describes the material terms of our capital stock under our amended and restated certificate of incorporation and amended and restated bylaws. This section also summarizes relevant provisions of the Delaware General Corporation Law, which we refer to as “Delaware law.” The terms of our amended and restated certificate of incorporation and bylaws, as well as the terms of Delaware law, are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, each of which is incorporated by reference into this prospectus.

Authorized Capital Stock

     Total Shares. We are authorized to issue a total of 100,000,000 shares of capital stock consisting of:

•	75,000,000 shares of common stock, par value $0.0001 per share; and

•	25,000,000 shares of preferred stock, par value $0.0001 per share.

     Common Stock. As of December 2, 2004, approximately 27,442,000 shares of our common stock were issued and outstanding or reserved for issuance to holders of outstanding options. This number includes shares of USA Mobility common stock reserved to satisfy remaining general unsecured claims under Arch’s plan of reorganization pursuant to chapter 11 of the Bankruptcy Code. Our board of directors is expressly authorized to provide for the classification and reclassification of any unissued shares of common stock and the issuance thereof in one or more classes or series without the approval of our stockholders.

     Preferred Stock. There are no shares of our preferred stock currently outstanding. Our board of directors is expressly authorized to provide for the classification and reclassification of any unissued shares of preferred stock and the issuance thereof in one or more classes or series without the approval of our stockholders.

     Listing. Our common stock is listed on the NASDAQ National Market under the symbol “USMO.”

     Preemptive Rights. The holders of our common stock or preferred stock do not have preemptive rights to purchase or subscribe for our capital stock or other securities.

Our Common Stock

     Voting Rights. Each outstanding share of our common stock will be entitled to one vote per share.

     Dividends. The holders of record of our common stock will be entitled to receive dividends, when, as, and if declared by our board of directors, out of any assets legally available for the payment of dividends thereon.

     Liquidation Rights. In the event of our dissolution, liquidation or winding up, subject to the rights, if any, of the holders of any outstanding shares of USA Mobility preferred stock, holders of record of our common stock will be entitled to receive any assets made available for distribution to our stockholders ratably in proportion to the number of shares held by them.

     Regulatory Restrictions. Outstanding shares of our common stock may be redeemed by action of the board of directors to the extent necessary to prevent the loss of any governmental license or franchise, the holding of which is conditioned upon stockholders possessing prescribed qualifications.

     Transfer Restrictions. We will have certain favorable consolidated tax attributes that may be available to offset our consolidated taxable income. In order to reduce the possibility that certain changes in ownership could impose limitations on the use of these tax attributes, our amended and restated certificate of incorporation contains provisions which generally restrict transfers by or to any 5% shareholder of our common stock or any transfer that would cause a person or group of persons to become a 5% shareholder of our common stock. For a more full description of these provisions, see “Restrictions on Transfers of Common Stock; Anti-Takeover Considerations — Transfer Restrictions,” beginning on page 12. Our stockholders are advised to carefully monitor their ownership of our common stock and consult their own legal advisors and/or us to determine whether their ownership of our common stock approaches the proscribed level. All certificates representing our common stock offered by this prospectus will bear a legend indicating that such shares are subject to such transfer restrictions.

Our Preferred Stock

     Our board of directors is expressly authorized, subject to limitations prescribed by the Delaware General Corporation Law and the provisions of our amended and restated certificate of incorporation, to provide, by resolution and by filing a certificate of designation pursuant to the Delaware General Corporation Law, for the issuance from time to time of the shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and other rights of the shares of each such series and to fix the qualifications, limitations and restrictions thereon, including, but without limiting the generality of the foregoing, the following:

•	the number of shares constituting that series and the distinctive designation of that series;

•	the dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

•	whether or not that series shall have voting rights, in addition to the voting rights provided by law, and the terms of such voting rights;

•	whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as our board of directors shall determine;

•	whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

•	whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

•	the rights of the shares of that series in the event of our voluntary or involuntary liquidation, dissolution or winding up, and the relative rights of priority, if any, of payment of shares of that series; and

•	any other relative powers, preferences, and rights of that series, and qualifications, limitations or restrictions on that series.

Transfer Agent

     The transfer agent and registrar for our capital stock is Equiserve Trust Company, N.A.

Restrictions on Transfers of Common Stock; Anti-Takeover Considerations

Transfer Restrictions

     As of September 30, 2004, Arch had recorded net deferred tax assets of $213.6 million. Arch’s tax attributes consist principally of tax basis in depreciable and amortizable assets. Depreciating and amortizing this tax basis over the remaining useful life of these assets will generate tax deductions that should offset future taxable income of the combined company, resulting in higher after-tax cash flow for us, which leaves more cash available for dividends, stock repurchases, and other corporate activities. To help preserve these consolidated tax attributes, our amended and restated certificate of incorporation provides for restrictions on transfer of our stock intended to prevent Arch from indirectly experiencing an “ownership change,” as such term is defined in section 382 of the Code. See risk factors relating to these tax assets beginning on page 4.

     The restrictions on transfer of our common stock apply only to transfers by or to a 5% shareholder of our common stock, and to transfers of our common stock that would cause a person or group to become a 5% shareholder of our common stock. For these purposes, the term “5% shareholder” is defined under Section 382 of the Internal Revenue Code, as described in greater detail in the risk factors beginning on page 6. After a cumulative indirect ownership change of Arch of more than 45% since its emergence from bankruptcy proceedings in May 2002 (as determined by taking into account all relevant transfers of the stock of Arch prior to the merger, including transfers pursuant to the merger) through a transfer of our common stock, any transfer of our common stock by or to a 5% shareholder of our common stock or any transfer that would cause a person or group of persons to become a 5% shareholder of our common stock, will be prohibited unless the transferee or transferor provides notice of the transfer to us and our board of directors determines in good faith that the transfer (1) would not result in a cumulative indirect ownership change of Arch of more than 47% or (2) would not increase the cumulative indirect ownership change of Arch. Prior to a cumulative indirect ownership change of Arch of more than 45%, transfers of our common stock will not be prohibited except to the extent that they result in a cumulative indirect ownership change of Arch of more than 47%, but any transfer by or to a 5% shareholder of our common stock or any transfer that would cause a person or group of persons to become a 5% shareholder of our common stock requires a notice to us. Similar restrictions apply to the issuance or transfer of an option to purchase our common stock if the exercise of the option would result in a transfer that would be prohibited pursuant to the restrictions described above. These restrictions will remain in effect until the earliest of (a) the repeal of Section 382 of the Code (or any comparable successor provision) and (b) the date on which the limitation amount imposed by Section 382 of the Code in the event of an ownership change of Arch would not be less than Arch’s net operating loss carry forward and net unrealized built-in loss. Transfers by or to us and any transfer pursuant to a merger approved by our board of directors or any tender offer to acquire all of our outstanding stock where a majority of the shares have been tendered will be exempt from these restrictions.

     The cumulative change in ownership as of the time of the merger was approximately 42.7%. The determination of this percentage ownership change is dependent on provisions of the tax law that are subject to varying legal and factual interpretations and on facts that are not precisely determinable at this time.

     Subsequent trading of our stock by our 5% shareholders will be counted in determining whether we, as successor to Arch, have undergone an ownership change in the future. Furthermore, beginning on May 29, 2005, cumulative ownership change will be measured over the trailing three-year period. The cumulative change in ownership may increase by reason of transactions in our common stock after the merger, which would increase the risk that the use of our tax assets would be limited. Any such increases in the cumulative change in ownership would increase the risk that, upon consummation of the merger, the transfer restrictions would apply to transfers of our common stock by or to 5% shareholders, or to persons who would become 5% shareholders as a result of such transfer.

Anti-Takeover Considerations

     Our amended and restated certificate of incorporation and amended and restated by-laws contain a number of provisions which may have the effect of discouraging transactions that involve an actual or threatened change of control of us. For a description of the provisions, see “— Transfer Restrictions” above.

     Under the Delaware business combination statute, a corporation is prohibited from engaging in any business combination with an interested stockholder who, together with its affiliates or associates, owns, or who is an affiliate or associate of the corporation and within a three-year period did own, 15% or more of the corporation’s voting stock for a three-year period following the time the stockholder became an interested stockholder, unless:

•	prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation, excluding specified shares, upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder; or

•	at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized by the affirmative vote, at an annual or special meeting and not by written consent, of at least 66 2/3% of the outstanding voting shares of the corporation, excluding shares held by that interested stockholder.

     A business combination generally includes:

•	mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation to or with an interested stockholder;

•	specified transactions resulting in the issuance or transfer to an interested stockholder of any capital stock of the corporation or its subsidiaries; and

•	other transactions resulting in a disproportionate financial benefit to an interested stockholder.

     The provisions of the Delaware business combination statute do not apply to a corporation if, subject to requirements set forth in the statute, the certificate of incorporation or by-laws of the corporation contain a provision expressly electing not to be governed by the provisions of the statute or the corporation does not have voting stock listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system of a registered national securities association or held of record by more than 2,000 stockholders.

     We have not adopted any provision in our amended and restated certificate of incorporation or amended and restated bylaws to “opt-out” of the Delaware business combination statute and the statute will be applicable to business combinations involving us.

Repurchase of Unvested Shares of our Common Stock issued under the Arch 2002 Stock Incentive Plan upon Certain Events

     Under its 2002 Stock Incentive Plan, Arch issued 950,000 “restricted” shares to certain members of Arch management. As of the time of the merger, 633,998 shares had vested, 184,230 unvested shares had been repurchased by Arch, 79,000 unvested shares were in process of being repurchased and 52,772 shares are scheduled to vest on May 29, 2005. As a result of the merger, each restricted share issued and outstanding under the Arch 2002 Stock Incentive Plan was converted into a share of USA Mobility common stock subject to like restrictions, including possible repurchase of unvested shares, that were applicable to such shares prior to the merger. Any unvested shares granted under the 2002 Arch Stock Incentive Plan are currently subject to repurchase at the issue price of $0.001 per share if the employment of an employee entitled to such grant is terminated for any reason. Generally, this repurchase option expires 45 days after termination of the applicable employee’s employment.

WHERE YOU CAN FIND MORE INFORMATION

     We will file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s Public Reference Rooms in Washington, D.C., New York, New York and Chicago, Illinois. The Public Reference Room in Washington, D.C. is located at 450 Fifth Street, N.W. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings (which do not include those documents identified as being “furnished” to the SEC, unless expressly incorporated by reference) made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) until our offering is completed.

     (1) Metrocall’s Annual Report on Form 10-K, for the fiscal year ended December 31, 2003 filed March 25, 2004, and Amendment No. 1 on Form 10-K/A filed April 29, 2004;

     (2) Arch’s Annual Report on Form 10-K, for the fiscal year ended December 31, 2003 filed March 1, 2004, and Amendment No. 1 on Form 10-K/A filed April 29, 2004;

     (3) Metrocall’s Quarterly Report on Form 10-Q, for the fiscal quarter ended March 31, 2004 filed May 10, 2004, Amendment No. 1 on Form 10-Q/A filed June 11, 2004, and Amendment No. 2 filed July 16, 2004;

     (4) Metrocall’s Quarterly Report on Form 10-Q, for the fiscal quarter ended June 30, 2004 filed August 6, 2004 and Amendment No. 1 on Form 10-Q/A filed August 20, 2004;

     (5) Metrocall’s Quarterly Report on Form 10-Q, for the fiscal quarter ended September 30, 2004 filed November 5, 2004;

     (6) Arch’s Quarterly Report on Form 10-Q, for the fiscal quarter ended March 31, 2004 filed May 6, 2004;

     (7) Arch’s Quarterly Report on Form 10-Q, for the fiscal quarter ended June 30, 2004 filed August 3, 2004;

     (8) Arch’s Quarterly Report on Form 10-Q, for the fiscal quarter ended September 30, 2004 filed October 28, 2004

     (9) Metrocall’s Current Report on Form 8-K filed November 18, 2003 and an amendment thereto filed January 20, 2004;

     (10) Metrocall’s Current Reports on Form 8-K filed March 16, 2004, March 31, 2004, May 6, 2004, May 10, 2004, May 17, 2004, May 25, 2004, June 2, 2004, July 1, 2004, October 12, 2004, October 14, 2004, October 21, 2004, November 1, 2004, November 4, 2004, November 9, 2004 and November 9, 2004;

     (11) Arch’s Current Reports on Form 8-K filed March 31, 2004, October 12, 2004, October 21, 2004, and October 28, 2004;

     (12) Arch’s Current Report on Form 8-K filed November 9, 2004 and an amendment thereto filed November 9, 2004; and

     (13) The Registrant’s amended and restated certificate of incorporation and the Registrant’s amended and restated bylaws are contained in the Registrant’s Current Report on Form 8-K filed November 17, 2004; and

     (14) Our Current Reports on Form 8-K filed November 17, 2004 and an amendment thereto filed November 23, 2004; and

     (15) Our Current Reports on Form 8-K filed November 22, 2004 and December 3, 2004.

     All documents subsequently filed by the Registrant with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all of the securities then remaining unsold, shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated by reference herein as set forth above shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

USA Mobility, Inc.
6677 Richmond Highway
Alexandria, Virginia 22306
Telephone: (703) 718-6600

LEGAL MATTERS

     Certain legal matters relating to the validity of the securities offered hereby have been passed upon for USA Mobility by Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York.

EXPERTS

     The consolidated balance sheet of Metrocall Holdings, Inc. at December 31, 2003 and December 31, 2002, and the related consolidated statements of operations, stockholders’ equity/(deficit) and cash flows for the year ended December 31, 2003, the period from October 8, 2002 through December 31, 2002, and the period from January 1, 2002 through October 7, 2002 (Predecessor Company), and the financial statement schedule for the year ended December 31, 2003, the period from October 8, 2002 through December 31, 2002, and the period from January 1, 2002 through October 7, 2002 (Predecessor Company), appearing in Metrocall Holdings, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated statements of operations, stockholders’ equity/(deficit) and cash flows for the year ended December 31, 2001, appearing in Metrocall Holdings, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003 were previously audited by Arthur Andersen LLP and their report thereon has not been reissued by them.

     Because Arthur Andersen LLP has not reissued their report and because we are unable to obtain a consent from Arthur Andersen LLP, you will be unable to sue Arthur Andersen LLP under the Securities Act for material misstatements or omissions, if any, in this Registration Statement and incorporated herein by reference, including the financial statements covered by their previously issued report. We believe that it is unlikely that you would be able to recover damages from Arthur Andersen LLP for any claim against them.

     The consolidated balance sheet of WebLink Wireless, Inc. as of December 31, 2002, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the periods from January 1, 2002 through September 8, 2002 (Predecessor Company), and September 9, 2002 through December 31, 2002, appearing in an amendment filed on January 20, 2004 to Metrocall’s Current Report on Form 8-K filed November 18, 2003, have been audited by KPMG LLP, independent auditors, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The financial statements of Arch Wireless, Inc. as of December 31, 2003 and December 31, 2002, for the year ended December 31, 2003 and for the period from January 1, 2002 to May 31, 2002 and for the period from June 1, 2002 to December 31, 2002 incorporated in this prospectus by reference to the Annual Report on Form 10-K of Arch Wireless, Inc. have been so incorporated in reliance on the reports (which contains an explanatory paragraph relating to Arch Wireless, Inc.’s adoption of fresh-start accounting as described in Note 3 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Arch Wireless, Inc. for the year ended December 31, 2001 prior to the revision discussed in Note 1 to the 2002 financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Arch Wireless, Inc. for the year ended December 31, 2003 were audited by Arthur Andersen LLP, independent accountants, who have ceased operations. Arthur Andersen LLP expressed an unqualified opinion on those financial statements in their report dated March 7, 2002 (except for the matters discussed in Note 15 to the 2001 financial statements as to which the date is May 29, 2002). The report of Arthur Andersen LLP is a copy of a report previously issued by Arthur Andersen LLP, which has not been reissued by Arthur Andersen LLP.

USA Mobility, Inc.

675,607 Shares

Common Stock

PROSPECTUS

December 7, 2004